EDGE CORPORATE FINANCE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(381,027)
Adjustments to reconcile net loss to net cash used by operating activities:		
Forgiveness of related party debt		275,012
Changes in assets and liabilities:		
Accounts receivable		27,215
Prepaid expenses		48,918
Other assets		8,234
Accounts payable		(31,927)
NET CASH USED BY OPERATING ACTIVITIES		(53,575)
CASH AT BEGINNING OF YEAR		123,948
CASH AT END OF YEAR	$	70,373
Non - Cash Financing Actvities:		
Forgiveness of related party debt		
recorded as contributed capital (Note C)	$	275,012

See accompanying notes.